SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MAY 8TH, 2018

DATE, TIME AND PLACE: May 8th, 2018, at 1.00 p.m., in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”) was held at the date, time and place above mentioned, with the presence of Messrs. João Cox Neto; Alberto Emmanuel Carvalho Whitaker; Celso Luis Loducca; Giovanni Ferigo; Herculano Aníbal Alves; Mario Di Mauro; Piergiorgio Peluso; Raimondo Zizza and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Messrs. Jaques Horn, Legal Officer and Secretary, Adrian Calaza, Chief Financial Officerand Investor Relations Officer, and Walmir Kesseli, Chairman of the Fiscal Council. Justified absence of Agostino Nuzzolo.

BOARD: Mr. João Cox Neto – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee (“CAE”); (2) To acknowledge on the Quarterly Information Report (“ITRs”) of the 1st quarter of 2018, dated as of March 31th, 2018; (3) To resolve on the Payment Proposal of the Interest on Shareholders’ Equity (“IE”) of the Company; (4) To resolve on the trademark license agreement with Telecom Italia S.p.A.; and (5) To appoint the Officers to compose the Directors Council, Fiscal Council and the Managing Group of Instituto TIM.

RESOLUTIONS: Upon review and discussion of the subject included on the Agenda, the Board Members, unanimously by those present at the meeting and with the expressed abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on May, 7th and 8th, 2018, in accordance with the report presented by Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of the CAE.

(2) Acknowledged on the Quarterly Information Report (“ITRs”) of the 1st quarter of 2018, dated as of March 31th, 2018 based on the information provided by the Company administration, by the independent auditors, PricewaterhouseCoopers (“PwC”), and were informed about the favorable assessment of the Company’s Fiscal Council and CAE through Mr. Walmir Kesseli, Chairman of the Fiscal Council, and Mr. Alberto Emmanuel Carvalho Whitaker, Coordinator of the CAE, respectively. This report was subject to limited review by the independent auditors, PwC.

(3) Approved, based on the section 46, paragraph 3, of the Company’s By-law, and on the favorable opinion of the Fiscal Council, the distribution of R$230,000,000.00 (two hundred and thirty million Reais) as Interest on Shareholders’ Equity ("IE"), of R$0.095040657 (zero point zero nine five zero four zero six five seven cents) of gross value per share. The payment will be made by August 15th, 2018, without the application of any monetary restatement index, considering May 11th, 2018 (inclusive) as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex direito of IE distribution. The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation. In addition, the Board Members were informed that the payment of IE, hereby approved, is part of a projection for the distribution of up to approximately R$900,000,000.00 (nine hundred million Reais). Upon confirmation of the assumptions contained in the Strategic Plan 2018-2020, the management of the Company, throughout the year, will submit for this Board’s approval additional proposals for the payment of IE, payments which will be attributed to the mandatory minimum dividend of the fiscal year be ended on December 31st, 2018, ad referendum the Annual Shareholders’ meeting to be held in 2019. All according to the material presented which is filed at the Company's headquarters.

(4) Approved the execution, for the period of 2018 – 2020, of the license agreement for the use of the TIM and other trademarks owned by Telecom Italia S.p.A. and/or its subsidiaries, parent companies or under common control, between, on the one hand, the Company and its direct or indirect subsidiaries, and, on the other hand, Telecom Italia S.p.A. itself and/or its subsidiaries, parent companies, or under common control, for the payment of royalties in the amount of 0.5% (five tenths percent) calculated on the Company's net revenue. For the subsequent fiscal years of 2019 and 2020, the Board of Directors may reconvene in order to decide on the definition of a new rate that will prevail in that period, which is already defined in advance and that may not exceed 0.7% (seven tenths percent), according to the general conditions presented in the related material and to the clarifications provided by the Company’s management.

(5) Based on the section 22, subsection XXIV, of the Company’s By-law, the Board of Directors appointed (5.1) to compose the Directors Council of Instituto TIM, Messrs.: (i) Luis Minoru Shibata, Brazilian, married, Administrator, bearer of the Identity Card Nr. 12.919.027-5, issued by SSP/SP, enrolled in the taxpayers’ roll (CPF/MF) under number 135.643.098-88; (ii) Mario Girasole, naturalized as Brazilian, married, Bachelor in Economics, bearer of the Identity Card Nr. 32.859.384-3, issued by DIC/RJ, enrolled in the taxpayers’ roll (CPF/MF) under number 059.292.237-50; (iii) Jaques Horn, Brazilian, married, Lawyer, bearer of the Identity Card Nr. 70.654, issued by OAB/RJ, enrolled in the taxpayers’ roll (CPF/MF) under number 846.062.237-15; and (iv) Ana Paula Castello Branco Mascarenhas Peracio, Brazilian, married, Bachelor in marketing, bearer of the Identity Card Nr. 077511848, issued by DIC/RJ, enrolled in the taxpayers’ roll (CPF/MF) under number 018.017.647-19; all domiciled at Avenida João Cabral de Mello Neto, Nr. 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro;

(5.2) To compose the Fiscal Council of Instituto TIM, Messrs.: (i) As effective member of the Fiscal Council, Vicente de Moraes Ferreira, Brazilian, married, Bachelor in Electronic and Computer Engineering, bearer of the Identity Card Nr. 119.108.62-9, issued by IFP/RJ, enrolled in the taxpayers’ roll (CPF/MF) under number 088.715.977-02, and as an alternate member Bruno Cordeiro Justo, Brazilian, married, Accountant, bearer of the Identity Card Nr. 08831063-6, issued by IFP/RJ, enrolled in the taxpayers’ roll (CPF/MF) under number 052.228.817-09; (ii) As effective member, Alexandre Leal Gomes, Brazilian, married, Economist, bearer of the Identity Card Nr. 1.250.050, issued by SSP/SC, enrolled in the taxpayers’ roll (CPF/MF) under number 807.224.669-00, and as an alternate member Rodrigo Guimarães Galvão, Brazilian, married, Administrator, bearer of the Identity Card Nr. 09186575-8, issued by IFP/RJ, enrolled in the taxpayers’ roll (CPF/MF) under number 828.762.907-15; and (iii) As effective member, Manoela de Paiva Suassuna, Brazilian, married, Administrator and Bachelor in Accounting Sciences, bearer of the Identity Card Nr. 05461942-4, issued by DIC/RJ, enrolled in the taxpayers’ roll (CPF/MF) under number 806.902.117-91, and as an alternate member, Raquel Pereira Preis, Brazilian, married, Bachelor in Economic Sciences, bearer of the Identity Card Nr. 28.239.654-8, issued by SSP/SP, enrolled in the taxpayers’ roll (CPF/MF) under number 140.209.968-14; all domiciled at Avenida João Cabral de Mello Neto, Nr. 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro; and

(5.3) to compose the Managing Group of Institute TIM, Messrs.: (i) Mario Girasole; and (ii) Jaques Horn, both qualified as above.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: João Cox Neto; Alberto Emmanuel Carvalho Whitaker; Celso Luis Loducca; Giovanni Ferigo; Herculano Aníbal Alves; Mario Di Mauro; Piergiorgio Peluso; Raimondo Zizza and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), May 8th, 2018.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 8, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.